UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

TABLE OF CONTENTS

Item	Page

Other Matters

Signatures	4

Exhibit Index	5

2

Event Regarding the Rights Issue

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcement that is attached to this Report (the “Announcement”), regarding the poll results of the annual general meeting (“AGM”) of the Company. As disclosed in the Announcement, the following resolutions were proposed at the AGM:

1.		To receive and consider the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31December 2024.

2.	(a)	To re-elect Ms. Tam Ip Fong Sin as an Independent Non-executive Director of the Company.

	(b)	To re-elect Mr. Wang Yuncai as an Independent Non-executive Director of the Company.

	(c)	To re-elect Mr. Liu Kwong Sang as an Independent Non-executive Director of the Company

	(d)	To re-elect Mr.Tang Zhaodong as an Independent Non-executive Director of the Company.

3.		To authorize the board of directors of the Company (the “Board”) to fix the remuneration of all the directors of the Company for the year ending 31 December 2025.

4.		To re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorize the Board to fix their remuneration for the year ending 31 December 2025. To appoint SFAI Malaysia PLT as the auditors of the Company for the U.S. financial reporting purpose and to authorize the Board to fix their remuneration.

5.		To appoint SFAI Malaysia PLT as the auditors of the Company for the U.S. financial reporting purpose and to authorize the Board to fix their remuneration.

6.		To grant a general mandate to the directors of the Company to repurchase shares of the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.

7.		To grant a general mandate to the directors of the Company to allot, issue and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital.

8.		To extend the general mandate granted to the directors of the Company to allot, issue and deal with shares by the number of shares repurchased.

As more than 50% of the votes were cast in favour of the above resolutions (save for resolution numbered 2(d)), they were duly passed as ordinary resolutions at the AGM.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcement (and the description herein are qualified in their entirety by reference to the Announcement). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: June 30, 2025

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Dated June 27, 2025 regarding the poll results for the annual general meeting of the Company

5